                                                                                                                                                 As filed with the Securities and Exchange Commission on March 5, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	iShares Sovereign Screened Global Bond Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):	400 Howard Street, San Francisco, CA 94105

Telephone Number (including area code):	1-415-670-2000

Name and Address of Agent for Service of Process:	c/o The Corporation Trust Incorporated 351 West Camden Street Baltimore, MD 21201

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES /X/
NO /   /

                                                        As filed with the Securities and Exchange Commission on March 5, 2012

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the city of San Francisco and state of California on the 5th day of March, 2012.

Signature:  iShares Sovereign Screened Global Bond Fund, Inc.
[Seal]
     By: /s/ Eilleen M. Clavere
            Eilleen M. Clavere
             Secretary

Attest:    /s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer